UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-36430

Tuniu Corporation

Tuniu Building, No. 699-32

Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210042

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—Tuniu Announces Unaudited Fourth Quarter and Fiscal Year 2022 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuniu Corporation

By:	/s/ Anqiang Chen
Name:	Anqiang Chen
Title:	Financial Controller

Date: March 17, 2023